                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of October 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F  X          40-F
                               ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes:                  No:  X
                          ---                  ---

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX: SW
Nasdaq: SWIR

October 22, 2003

SIERRA WIRELESS REPORTS THIRD QUARTER 2003 RESULTS

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) is reporting better than expected third quarter results, including revenue of $26.2 million, a lower-than-expected loss and positive cash flow.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles. For the three months ended September 30, 2003, our revenue was $26.2 million, operating expenses were $11.5 million, our net loss was $0.9 million and our loss per share was $0.05. During the third quarter of 2003, we incurred restructuring and integration costs of $2.2 million related to the acquisition of AirPrime; these costs were lower than expected. In addition, we received and recorded an additional recovery of $0.2 million from Metricom. Our results, where described as adjusted, exclude these amounts.

"We are pleased to report that, for the fifth consecutive quarter, we grew revenues over the comparable quarter, generated positive cash flow and produced an operating profit. During the third quarter, we closed on the AirPrime acquisition and commenced integration activities. Sales of AirCards and embedded modules were strong and North American revenues were up significantly during the quarter", said David Sutcliffe, Chairman and Chief Executive Officer. "Looking ahead, we have strong fourth quarter demand for 2.5G AirCards and embedded modules, we plan to complete the AirPrime business integration and to bring our recently-announced Voq professional phone to market. We expect overall economic and industry conditions to continue to be challenging. Our business operating premise is profitable growth and our priorities remain expansion of our distribution channels, sell through to end customers and investment in new products for future growth."

Results for the third quarter of 2003, relative to company guidance provided on July 17, 2003:

     Third quarter revenue for 2003 of $26.2 million was better than our guidance range of $24.0 to $25.0 million. Gross margin was 40.8%, better than our guidance of approximately 39.0%. Our adjusted operating expenses were $9.5 million, higher than our guidance range of $8.4 to $8.7 million. Our net loss of $0.9 million, or loss per share of $0.05, was better than our guidance range of a net loss of $2.9 to $3.0 million, or loss per share of $0.17. Our adjusted net earnings were $1.1 million, better than our guidance range of adjusted net earnings of $0.9 to $1.0 million. We had a positive cash flow of $1.4 million that was better than our guidance of negative cash flow of $4 million.

Results for the third quarter of 2003, compared to the third quarter of 2002:

     Our revenue for the third quarter of 2003 increased by 24.2% to $26.2 million, from $21.1 million for the same period in 2002. Gross margin improved to 40.8% from 39.2%. Operating expenses increased to $11.5 million and adjusted operating expenses increased to $9.5 million, in each case compared to $7.9 million in 2002. Net loss for the third quarter of 2003 was $0.9 million or loss per share of $0.05, compared to net earnings of $0.5 million, or diluted earnings per share of $0.03, in the third quarter of 2002. Adjusted net earnings for the third quarter of 2003 increased to $1.1 million or adjusted diluted earnings per share of $0.06.

Results for the third quarter of 2003, compared to the second quarter of 2003:

     Revenue for the three months ended September 30, 2003 amounted to $26.2 million, compared to $20.7 million in the second quarter of 2003, an increase of 26.6%.

     Gross margins were $10.7 million or 40.8% in the third quarter of 2003, compared to $8.3 million or 40.3% in the second quarter of 2003. Our gross margin percentage improved slightly compared to the previous quarter due to product cost reductions which were partially offset by changes in product mix.

     Adjusted operating expenses were $9.5 million, compared to $7.8 million in the previous quarter. This increase is a result of the addition of staff and projects related to the AirPrime acquisition, development and marketing costs of the Voq professional phone and decreased funding from research and development funding agreements. Our gross research and development investments were $4.7 million in the third quarter of 2003 compared to $3.1 million in the second quarter of 2003.

     Adjusted net earnings were $1.1 million for the three months ended September 30, 2003, compared to $0.6 million for the three months ended June 30, 2003. Our adjusted diluted earnings per share were $0.06 for the third quarter of 2003, compared to adjusted diluted earnings per share of $0.04 for the second quarter of 2003.

Acquisition of AirPrime, Inc.

On August 12, 2003, we completed our acquisition of AirPrime, Inc., a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. The results of AirPrime's operations have been included in our consolidated financial results since that date. The combined entity is expected to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet.

Third Quarter Highlights Included:

     o In July, AirPrime announced that Handspring, an innovator in personal communication products, had selected the EM3400 series as the CDMA wireless engine to power their recently announced Treo 600 product line.

     o Together with Citrix Systems, Inc., QUALCOMM, Sprint and Trio Teknologies, we announced the launch of a four-city series of Mobile Access Technology Workshops designed to instruct enterprise organizations on how to improve anytime, anywhere, any-application, any-device wireless access for field professionals. The program represents one of the largest free pilots of 3G CDMA2000 1X technology for enterprise users to date.

     o We signed a distribution agreement with Cedros, a specialist for communication, web and groupware solutions. Cedros will distribute our products to the German marketplace including the Sierra Wireless AirCard(R) 750, a wide area wireless PC Card, and the new MP 750 rugged wireless modem for GSM/GPRS cellular networks.

     o Lucent Technologies demonstrated third-generation (3G) mobile applications with several of the industry's leading companies at the Association of Public Safety Communications Officials' (APCO) 2003 Conference & Symposium. Lucent is collaborating with companies such as Padcom(R) and Sierra Wireless to highlight how 3G mobile high-speed data networks can be utilized by public safety personnel.

     o We announced the commercial availability of the MP 555 GPS rugged wireless modem, the second product available in our next generation MP Series. We also announced the first North American implementation of the new MP 555 GPS with the Ontario Provincial Police in Canada. By outfitting its patrol cars with a new wireless system that combines the MP 555 GPS wireless modem and Panasonic Toughbook notebook computers, officers will have the ability to access provincial and national databases and improve the efficiency of the dispatch and arrest process.

     o Dr. Norman Toms, our Chief Technical Officer, won the Cecil Green Award for Technology Entrepreneurship, which is awarded by The Science Council of BC to an individual who has started or developed a knowledge-based company that has demonstrated ability to profitably create and sell world-class products over time.

     o Along with CompassCom Inc., we were selected by the City of Aurora in Colorado to migrate its Public Works Department to next generation technology. CompassCom Inc.'s Automatic Vehicle Location suite of products and our new rugged wireless modem, the MP 750 GPS, have been implemented to help the city track, monitor, and dispatch its vehicles over a broader coverage area with high-speed mobility.

     o In October 2003, we announced the Voq line of professional phones and value-added software for business users. New Voq-branded professional phones will be based on Microsoft Windows Mobile software for Smartphones and will feature both a familiar phone keypad and a unique flip-open QWERTY thumbpad. The first Voq model will support global markets by operating over the GSM and GPRS wireless networks and is expected to be commercially available in the first half of 2004.

Financial Guidance

We first provided guidance for the fourth quarter ending December 31, 2003 on July 17, 2003. We are updating our fourth quarter guidance to reflect our current business indicators and expectations. Inherent in this guidance is higher than normal risk resulting from uncertainty associated with the integration of AirPrime, the timing of volume shipments to channels and with the rate of end customer adoption of newer products. All figures are estimates based on management's current beliefs and assumptions and are subject to change. Our actual results could differ materially from those presented below.

We expect to continue to incur AirPrime related integration costs in Q4 2003. We expect integration activities and costs to be substantially completed by year-end.

                                                              Q4 2003                     Q4 2003
                                                         Previous Guidance           Updated Guidance
                                                      -----------------------     -----------------------
     Revenue                                          $28 - $30 million           $30 - $32 million
     Gross margin                                     38% - 39%                   39% - 40%
     Operating expenses                               $9.8 - $10.4 million        $10.5 - $11.8 million
     Restructuring and other charges                  Nil                         Nil
     Integration costs                                $1.1 - $1.5 million         $1.4 - $1.6 million
     Net earnings (loss)                              $(0.2) - $(0.3) million     $(0.2) - $(0.3) million
     Diluted earnings (loss) per share                $(0.01)                     $(0.01)

     Net earnings (loss), excluding
        restructuring and integration costs           $0.8 - $1.3 million         $1.0 - $1.3 million
     Diluted earnings (loss) per share,
        excluding restructuring and
        integration costs                             $0.04 - $0.06               $0.05 - $0.06

     Cash flow                                        Neutral                     Positive $1 million

Management Retirement

Dr. Norman Toms, 59, will be retiring from his role as Chief Technical Officer and will transition to an ongoing, part time advisory role. We expect that this transition will be completed by March 2004 and that other members of the management team will assume Dr. Toms' responsibilities. Dr. Toms founded Sierra Wireless in May 1993, served as its first Chief Executive Officer, became the Chief Technical Officer in May 1995 following the appointment of David Sutcliffe as Chief Executive Officer. Dr. Toms deferred earlier retirement plans in order to provide technical guidance to the development of the first Voq professional phone.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully integrate AirPrime into our business and our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com. For more information on Voq professional phones, visit our web site at www.voq.com.

"AirCard" and "Voq" are trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on October 22, 2003 at 2:30 PM PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598 Passcode: 38226#

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-877-653-0545 Passcode: 188344#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: proberts@sierrawireless.com
INDUSTRY: CMT
SUBJECT: ERN

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                (Expressed in thousands of United States dollars,
                            except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                  (Unaudited)

                                                        Three Months Ended           Nine Months Ended
                                                           September 30,               September 30,
                                                       ---------------------       ---------------------
                                                         2003         2002           2003         2002
                                                       --------     --------       --------     --------
Revenue............................................    $ 26,170     $ 21,068       $ 66,930     $ 54,623
Cost of goods sold.................................      15,486       12,802         39,975       53,185
                                                       --------     --------       --------     --------
Gross margin.......................................      10,684        8,266         26,955        1,438
                                                       --------     --------       --------     --------

Expenses
  Sales and marketing..............................       2,653        2,801          7,972        8,431
  Research and development, net ...................       4,677        3,217         10,373       12,633
  Administration...................................       1,331        1,331          4,399        5,141
  Restructuring and other charges .................       1,220           --          1,220       13,093
  Integration costs ...............................       1,026           --          1,026           --
  Amortization.....................................         590          529          1,689        1,776
                                                       --------     --------       --------     --------
                                                         11,497        7,878         26,679       41,074
                                                       --------     --------       --------     --------
Earnings (loss) from operations....................        (813)         388            276      (39,636)

Other income (expense).............................         (74)         124            197           98
                                                       --------     --------       --------     --------
Earnings (loss) before income taxes................        (887)         512            473      (39,538)
Income tax expense.................................          54            9            143        3,433
                                                       --------     --------       --------     --------
Net earnings (loss)................................        (941)         503            330      (42,971)
Deficit, beginning of period.......................     (72,293)     (75,375)       (73,564)     (31,901)
                                                       --------     --------       --------     --------
Deficit, end of period.............................    $(73,234)    $(74,872)      $(73,234)    $(74,872)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Earnings (loss) per share for the period:
  Basic............................................    $  (0.05)    $   0.03       $   0.02     $  (2.64)
  Diluted..........................................    $  (0.05)    $   0.03       $   0.02     $  (2.64)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Weighted average number of shares (in thousands)
  Basic............................................      18,409       16,314         17,054       16,294
  Diluted..........................................      18,409       16,539         17,564       16,294
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS

                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                    September 30,     December 31,
                                                                        2003              2002
                                                                    -------------     ------------
                                                                     (Unaudited)       (Audited)
ASSETS
Current assets
  Cash and cash equivalents.....................................      $ 30,690          $ 34,841
  Short-term investments........................................         8,753                --
  Accounts receivable...........................................        18,891            13,865
  Inventories...................................................         2,929             6,673
  Prepaid expenses..............................................           848               864
                                                                      --------          --------
                                                                        62,111            56,243
Fixed assets....................................................         5,752             7,198
Deferred income taxes...........................................           500               500
Intangible assets...............................................        18,477             6,907
Goodwill........................................................        16,057                --
Other...........................................................           241               241
                                                                      --------          --------
                                                                      $103,138          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..............................................      $  1,690          $  3,017
  Accrued liabilities...........................................        23,831            12,431
  Deferred revenue and credits..................................           429               297
  Current portion of long-term liabilities......................         3,114             2,803
  Current portion of obligations under capital lease............           228               831
                                                                      --------          --------
                                                                        29,292            19,379
Long-term liabilities...........................................         1,998             2,896
Obligations under capital lease.................................            27                60

Shareholders' equity
  Share capital.................................................       145,784           123,047
  Deficit.......................................................       (73,234)          (73,564)
  Accumulated other comprehensive income
    Cumulative translation adjustments..........................          (729)             (729)
                                                                      --------          --------
                                                                        71,821            48,754
                                                                      --------          --------
                                                                      $103,138          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

                                                           Three Months Ended           Nine Months Ended
                                                              September 30,               September 30,
                                                          ---------------------       ---------------------
                                                            2003         2002           2003         2002
                                                          --------     --------       --------     --------
Cash flows from operating activities:
  Net earnings (loss) for the period....................  $  (941)      $   503       $    330     $(42,971)
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities
    Amortization........................................    1,672         1,280          4,393        5,430
    Non-cash restructuring and other charges............      895            --            895       25,905
    Loss on disposal....................................       --             2              2          122
    Deferred income taxes...............................       --            --             --        3,754
    Accrued warrants....................................       --            41            329          384
  Changes in operating assets and liabilities
    Accounts receivable.................................     (453)          509         (2,537)      (2,859)
    Inventories.........................................    2,146           146          4,460        3,257
    Prepaid expenses....................................      167           157            288          626
    Accounts payable....................................   (6,432)          694         (4,051)        (301)
    Accrued liabilities.................................    6,873          (790)         6,691          107
    Deferred revenue and credits........................      201          (467)           132         (732)
                                                          -------       -------       --------     --------
  Net cash provided by (used in) operating activities...    4,128         2,075         10,932       (7,278)

Cash flows from investing activities:
    Business acquisitions...............................      666            --           (126)          --
    Proceeds on disposal................................       --            --              4           31
    Purchase of fixed assets............................     (618)         (388)          (975)      (1,984)
    Increase in intangible assets.......................   (2,614)         (167)        (3,928)      (1,003)
    Purchase of short-term investments..................       52        (3,031)       (10,170)     (14,662)
    Proceeds on maturity of short-term investments......    1,417         5,521          1,417       40,533
                                                          -------       -------       --------     --------
  Net cash provided by (used in) investing activities...   (1,097)        1,935        (13,778)      22,915

Cash flows from financing activities:
    Issue of common shares..............................      319            16            360          346
    Repayment of long-term liabilities..................     (507)         (301)        (1,665)      (1,210)
                                                          -------       -------       --------     --------
  Net cash used in financing activities.................     (188)         (285)        (1,305)        (864)

Net increase (decrease) in cash and cash equivalents....    2,843         3,725         (4,151)      14,773
Cash and cash equivalents, beginning of period..........   27,847        23,133         34,841       12,085
                                                          -------       -------       --------     --------
Cash and cash equivalents, end of period................  $30,690       $26,858       $ 30,690     $ 26,858
                                                          -------       -------       --------     --------
                                                          -------       -------       --------     --------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Sierra Wireless, Inc.

                                By: /s/ Peter W. Roberts
                                    -----------------------------------------
                                    Peter W. Roberts, Chief Financial Officer

Date: October 23, 2003


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